December 12, 2019

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:	Asia Timmons-Pierce
Jay Ingram

Re:	Applied Optoelectronics, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed November 20, 2019
File No.: 333-234310

Ladies and Gentlemen:

Applied Optoelectronics, Inc. (the “Company”) submits this letter in response to a comment (the “Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission received via the Staff’s letter dated December 2, 2019, relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and providing to the Staff by overnight delivery a copy of this letter. In connection with its response, the Company will also be filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Set forth below is the Company’s response to the Comment. For the Staff’s convenience, we have incorporated the Comment into this response letter in italics. Except for page reference appearing in the heading and Comment below (which is a reference to the Registration Statement), all page references herein correspond to the page of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-3 filed November 20, 2019

Description of Capital Stock

Choice of Forum, page 11

1.              We note your response to comment one of our prior letter and reissue our comment in part. Please revise this section to clearly state, if true, that your exclusive forum

Securities and Exchange Commission

provision applies to actions arising under the Securities Act. If the provision applies to the actions arising under the Securities Act, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please revise your prospectus to include related risk factor disclosure.

Response:  The Company respectfully advises the Staff that the forum selection provision in Article VIII of the Company’s Amended and Restated Certificate of Incorporation applies to suits arising under the Securities Act of 1933. The Company acknowledges that its stockholders cannot waive the Company’s compliance with the federal securities laws and the rules and regulations thereunder. The Company agrees that it will revise the base prospectus to include, and will include in any prospectus supplement to the base prospectus and in other future filings, as applicable, substantially the following risk factor disclosure:

“Our Amended and Restated Certificate of Incorporation includes a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Amended and Restated Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Company’s Amended and Restated Certificate of Incorporation or By-laws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine.

This exclusive forum provision will not apply to claims under the Securities Exchange Act of 1934 but will apply to other state and federal law claims including actions arising under the Securities Act of 1933 (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act of 1933, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act of 1933. This forum selection provision in our Amended and Restated Certificate of

Securities and Exchange Commission

Incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that a court could rule that such a provision is inapplicable or unenforceable.”

In addition, the Company agrees to revise its disclosure on page 11 of Amendment No. 2 to include substantially the following:

“Our Amended and Restated Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Company’s Amended and Restated Certificate of Incorporation or By-laws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine.

The forum selection provision in our Amended and Restated Certificate of Incorporation does not apply to suits arising under the Securities Exchange Act of 1934 but does apply to other state and federal law claims including actions arising under the Securities Act of 1933 (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). With respect to suits arising under the Securities Act of 1933, the enforceability of forum selection provisions has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in such action.”

Should the Staff have additional questions or comments concerning the foregoing, please contact the undersigned or our outside counsel Frank Wu, Esq. at (713) 547-2572.

Sincerely,

/s/ David Kuo
David Kuo
Applied Optoelectronics, Inc.
Vice President, General Counsel and Corporate Secretary
(281) 295-1808
david_kuo@ao-inc.com

cc:	Frank Wu, Haynes and Boone, LLP